UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)
Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒       third-party tender offer subject to Rule 14d-1.
☐        issuer tender offer subject to Rule 13e-4.
☐        going-private transaction subject to Rule 13e-3.
☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Mr. Jeff Sales
Office of the Mayor
Tuczon, AZ

June 25, 2007

Dear Mr. Sales

Today Roche announced that it has made a proposal to acquire Ventana, the worldwide leader in tissue-based cancer diagnostics.  As Ventana is headquartered in Arizona, we wanted to reach out to you to tell you a bit about Roche and our exciting plans for Ventana.

Attached you will find a press release that was issued earlier today, which should provide some additional details about our offer.  We have also provided a fact sheet on Roche so you have a better sense of our company and our operations in the U.S.

We are highly impressed with the Ventana organization and have a great deal of respect for their people and accomplishments. Ventana will operate as a separate business unit focusing on tissue-based testing within Roche Diagnostics.  We plan to retain Ventana’s headquarters and operations in Arizona, where the company is currently based.

Acquiring Ventana will broaden our diagnostic offerings and complement our strong existing positions in in vitro diagnostic systems.  Our combined company will be uniquely positioned to develop companion diagnostics that enable the identification of patient responses to treatments, thereby offering more cost-efficient, differentiated and targeted medicines to patients. Ventana is an excellent strategic fit for Roche and we believe that their world-class management and employees will be a great complement to our industry leading team.

We are looking forward to continuing to invest in Ventana’s growing business and creating additional opportunities for Ventana’s employees in the years to come. Roche’s history in the U.S. dates back over a century and we have a solid track record as partner and employer in the U.S.  We have a lot invested in North America, as approximately 40% of our total revenues are generated here and we employ over 23,000 people across the U.S. and Canada.

As a significant contributor to the communities in which we operate, we want you to know that we recognize the value Ventana’s presence has brought to Arizona.  In addition to growing Ventana’s business, we expect to maintain the company’s commitments in the community.

For more information about Roche and our operations, please visit our website, www.roche.com.  Please be advised that there are still a number of steps to completing this transaction and we will do our best to keep you updated as we move through the process.

In the meantime, if you have any questions or concerns, please contact me at 973-562-2198

Sincerely,

Greg Thomas

Director, State Government Affairs

Roche

Enclosures: press release, fact sheet

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche’s earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).